Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES AND EXCHANGE ACT OF 1934

General

The authorized capital stock of Contango Oil & Gas Company (the “Company”, “we”, “us” and “our”) consists of 205,000,000 shares, which includes 200,000,000 shares authorized as common stock, $0.04 par value, and 5,000,000 shares authorized as preferred stock, $0.04 par value. As of March 23, 2020, we had: (i) 228 holders of record of common stock and 129,122,673 shares of common stock outstanding; (ii) no shares of Series A Contingent Convertible Preferred Stock, par value $0.04 (“Series A Preferred Stock”) outstanding; (iii) no Series B Contingent Convertible Preferred Stock, par value $0.04 (“Series B Preferred Stock”) outstanding; and (iv) eight holders of record of Series C Contingent Convertible Preferred Stock, par value $0.04 (“Series C Preferred Stock”), and 2,700,000 shares of Series C Preferred Stock outstanding.

Description of Common Stock

The following description sets forth certain material terms and provisions of our common stock, which is registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description of our common stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of formation (including any statement of resolution of preferred stock) and our bylaws, which are filed as exhibits to our Annual Report on Form 10-K.

Dividends. Holders of common stock are entitled to such dividends as may be declared by the board of directors (the “Board”) out of funds legally available. Any decision to pay future dividends on our common stock will be at the discretion of our Board and will depend upon our financial condition, results of operations, capital requirements and other factors our Board may deem relevant. Our credit facility currently restricts our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock.

Fully Paid. All outstanding shares of common stock are fully paid and non-assessable upon issuance.

Voting Rights. Holders of common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Common stockholders are not entitled to preemptive or cumulative voting rights. Unless specified in our amended and restated certificate of formation (including any statement of resolution of preferred stock) or the bylaws of the Company, or as required by applicable provisions of the Texas Business Organizations Code (the “TBOC”) or applicable stock exchange rules, the affirmative vote of the holders of a majority of the voting power of the outstanding shares of the Company entitled to vote on a matter is required to approve any such matter voted on by the Company’s stockholders.

Other Rights. In the event of a liquidation, dissolution or winding up of the Company, the holders of the common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. No share of common stock is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund.

Transfer Agent and Registrar. Our transfer agent and registrar for our common stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock is Continental Stock Transfer & Trust Company, LLC, located in New York, New York.

Listing. Our common stock is listed on the NYSE American and trades under the symbol “MCF.”

Description of Preferred Stock

The following descriptions set forth certain material terms and provisions of our series of preferred stock, which are not registered under Section 12 of the Exchange Act. The following descriptions of our preferred stock are not complete and are qualified in their entirety by reference to our amended and restated certificate of formation (including any statement of resolution of preferred stock) and our bylaws, which are filed as exhibits to our Annual Report on Form 10-K.

Our amended and restated certificate of formation authorizes 5,000,000 shares of preferred stock and provides that shares of preferred stock may be issued from time to time in one or more series. Our Board is expressly granted authority to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such series and as may be permitted by the TBOC.

In September and November 2019, the Company established and issued Series A Preferred Stock and Series B Preferred Stock. On December 12, 2019, the outstanding shares of Series A Preferred Stock and Series B Preferred Stock automatically converted into common stock and, upon the conversion, all outstanding shares of Series A Preferred Stock and Series B Preferred Stock were cancelled.

The Series C Preferred Stock ranks equal to the common stock, the Series A Preferred Stock and the Series B Preferred Stock with respect to dividend rights and rights upon liquidation. The Series C Preferred Stock has no voting rights. Upon shareholder approval, each share of Series C Preferred Stock will automatically convert into one common share and the outstanding shares of Series C Preferred Stock will be cancelled.

No dividends shall accrue or be payable on the Series C Preferred Stock until December 23, 2020. Holders of the Series C Preferred Stock are entitled to receive, when and as declared by the Board and declared by the Company, cash dividends of ten percent (10%) of the $2.50 original issue price per annum on each outstanding share of Series C Preferred Stock. Such dividends shall accrue from December 23, 2020. Following such date, subject to compliance with the Company’s credit agreement, dividends shall be payable quarterly in cash on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2020, when, as and if declared by the Board, and shall cease to accrue on the date immediately preceding the date of conversion of the Series C Preferred Stock to common stock; provided, however, when there are no shares of Series C Preferred Stock outstanding, no dividends, including any dividends which have accrued, shall be payable to the holders of the shares of Series C Preferred Stock or the holders of the shares of common stock into which the shares of Series C Preferred Stock convert.

Certain Provisions of Our Amended and Restated Certificate of Formation, Bylaws and Law

Our amended and restated certificate of formation and bylaws contain provisions that may render more difficult possible takeover proposals to acquire control of us and make removal of our management more difficult. Below is a description of certain of these provisions in our amended and restated certificate of formation and bylaws.

Anti-takeover Statute

Pursuant to our governing documents, the Company has opted out of TBOC §21.606 (the “Texas Anti-takeover Statute”); however, our bylaws incorporate anti-takeover provisions (the “Bylaw Anti-takeover Provisions”) that are based on the Texas Anti-takeover Statute. These Bylaw Anti-takeover Provisions give us flexibility to engage in certain beneficial transactions with any of our shareholder while still providing the appropriate level of anti-takeover protections for a corporation of our size and shareholder base. Specifically, the Bylaw Anti-takeover Provisions include substantially the same restrictions that are provided for under the Texas Anti-takeover Statute, provided that those restrictions do not apply to (i) John Goff and his affiliated funds at any time that they own less than 23% of the Company’s outstanding shares (or such higher ownership threshold as may be approved by the Board in advance) or (ii) a transaction between the Company and any person that holds more than 20% of the Company’s outstanding shares if such transaction is approved in advance by (A) a majority of the continuing and unaffiliated directors of the Company and (B) holders of a majority of the Company’s outstanding shares.

Board

Our amended and restated certificate of formation provides that the Board shall consist of such number of directors as shall be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the total number of directors then authorized, but no reduction of the number of directors shall have the effect of removing any director prior to the expiration of his term of office. Our amended and restated certificate of formation further provides that this provision may not be amended or repealed except upon the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the voting stock of the Company, voting together as a single class. Voting stock means the voting power of the outstanding shares of the Company entitled to vote generally in the election of directors.

Stockholder Meetings

Our bylaws limit the ability of our stockholders to call meetings of stockholders. Meetings of the stockholders may be called at any time by the Board, in its sole discretion, except that the Board shall be required to call a special meeting of stockholders on the written request in proper form of the holder or holders of at least one-half (1/2) of all the shares outstanding and entitled to vote thereat. Our bylaws require that written notice, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be prepared and delivered by us not less than ten (10) days nor more than sixty (60) days before the date of a stockholder meeting, except as otherwise provided in our bylaws or required by law.

Director Nominations

Our bylaws contain specific procedures for stockholder nomination of directors. These provisions require advance notification that must be given in accordance with the provisions of our bylaws. The procedure for stockholder nomination of directors may have the effect of precluding a nomination for the election of directors at a particular meeting if the required procedure is not followed.

Annual Meeting

Our bylaws also contain specific procedures for a stockholder to properly bring business before the annual meeting. These provisions require advanced notification that must be given in accordance with the provisions of our bylaws. The procedure for bringing business before the annual meeting may have the effect of precluding a stockholder from bringing such business at the annual meeting if the required procedure is not followed.

Voting

Although Section 21.361 of the TBOC provides that a corporation’s certificate of formation may provide for cumulative voting for directors, neither our amended and restated certificate of formation nor our bylaws provide for cumulative voting. As a result, the holders of a majority of the votes of the outstanding shares of our common stock have the ability to elect all of the directors being elected at any annual meeting of stockholders.

Liability and Indemnification of Officers and Directors

Our amended and restated certificate of formation provides for indemnification of our directors and officers to the full extent permitted by applicable law. Our bylaws also provide that directors and officers shall be indemnified against liabilities arising from their service as directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Forum for Shareholder Litigation

Our bylaws provide, subject to limited exceptions, that the United States District Court for the Southern District of Texas will be the sole and exclusive forum for certain stockholder litigation matters. Unless we consent to the selection of an alternative forum, the United States District Court for the Southern District of Texas or, if such court lacks jurisdiction, the state district court of Harris County, Texas, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought in the name or right of the Company or on its behalf, (ii) action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or other agent of the Company to the Company or the Company’s stockholders, (iii) action asserting a claim arising pursuant to any provision of the TBOC, or our certificate of incorporation or bylaws, or (iv) action asserting a claim governed by the internal affairs doctrine. Such restrictions could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.